EXHIBIT 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated February 5, 2014 and should be read in conjunction with the audited consolidated financial statements (the "financial statements") as at and for the year ended December 31, 2013, and the MD&A and unaudited condensed interim consolidated financial statements for the periods ended March 31, 2013, June 30, 2013, and September 30, 2013, as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com. All financial information is reported in Canadian dollars, unless otherwise noted.

This MD&A contains additional generally accepted accounting principles ("GAAP") measures, non-GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures,” “Additional GAAP Measures,” and “Forward-looking Information and Statements” included at the end of this MD&A.

ABOUT ARC RESOURCES LTD.

ARC is a dividend-paying Canadian oil and gas company with near-term and long-term oil, natural gas, condensate and natural gas liquids ("NGLs") growth prospects headquartered in Calgary, Alberta. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas in Canada with an emphasis on the acquisition and development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays.”

ARC’s vision is to be a leading energy producer, focused on delivering results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders, creating a culture where respect for the individual is paramount and action and passion are rewarded, and running its business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:

1.
High quality, long-life assets – ARC’s unique suite of assets include both growth and base assets. ARC’s growth assets consist of world-class resource play properties, primarily concentrated in the Montney geological formation in northeast British Columbia and northern Alberta, and the Cardium formation in the Pembina area of Alberta. These assets provide substantial growth opportunities, which ARC will pursue with a clear line of sight towards long-term profitable development. ARC’s base assets consist of core properties located throughout Alberta, Saskatchewan and Manitoba. The base assets deliver stable production and contribute significant cash flows to fund future growth.

2.
Operational excellence – ARC is focused on capital discipline and cost management to extract the maximum return on its investments while operating in a safe and environmentally responsible manner. Production from individual oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. At times, ARC may also acquire strategic producing or undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. Alternatively, it may strategically dispose of non-core assets that no longer meet its investment criteria.

3.
Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.10 per share per month, and a potential for capital appreciation. ARC’s goal is to fund capital expenditures necessary to replace production declines and dividend payments using funds from operations (1). ARC will finance growth activities through a combination of sources including funds from operations, proceeds from ARC’s Dividend Reinvestment Program (“DRIP”), reduced funding required under the Stock Dividend Program, proceeds from property dispositions, debt capacity, and if necessary, equity issuance. ARC chooses to maintain prudent debt levels, targeting its net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term (1).

4.
Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people within its organization. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. Building leadership talent at all levels of the organization is a key focus. ARC is also committed to corporate leadership through community investment, environmental reporting practices and open communication with all stakeholders. As of the end of December 2013, ARC had approximately 562 employees with 336 professional, technical and support staff in the Calgary office, and 226 individuals located across ARC’s operating areas in western Canada.

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(1)
Funds from operations, net debt, and total capitalization are additional GAAP measures which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

Total Return to Shareholders

ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of 14 per cent (Table 1).

Table 1

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share ($)	1.20	3.60	6.08
Capital appreciation per share ($)	5.13	4.16	9.47
Total return per share (%)	26.5	34.2	92.9
Annualized total return per share (%)	26.5	10.3	14.1
S&P/TSX Exploration & Producers Index annualized total return (%)	13.8	(6.1)	5.8
(1)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Calculated as at December 31, 2013.

Since 2009, ARC’s production has grown by 32,549 barrels of oil equivalent (“boe”) per day, or 51 per cent, while its proved plus probable reserves have grown by 257.4 million boe, or 68 per cent. Table 2 highlights ARC’s production and reserves for the last five years:

Table 2

	2013	2012	2011	2010	2009
Production (boe/d)	96,087	93,546	83,416	73,954	63,538
Daily production per share, boe per thousand shares (1)	0.31	0.31	0.29	0.28	0.27
Proved plus probable reserves (mmboe) (2)(3)(4)	633.9	607.0	572.4	485.1	376.5
Proved plus probable reserves per share (mmboe)	2.0	2.0	2.0	1.8	1.6
(1)	Daily production per share represents annual daily average production divided by the diluted weighted average common shares for the respective years ending December 31.
(2)	As determined by ARC’s independent reserve evaluator solely at December 31 in millions of barrels of oil equivalent ("mmboe").
(3)
ARC has also disclosed contingent resources associated with interests in certain of its properties located in northeastern British Columbia in ARC’s Annual Information Form as filed on SEDAR at www.sedar.com.

(4)
Company gross reserves. For more information, see ARC’s Annual Information Form as filed on SEDAR at www.sedar.com and the news release entitled “ARC Resources Ltd. Announces Sixth Consecutive Year of 200 per cent or Greater of Produced Reserves Replacement in 2013” dated February 5, 2014.

ECONOMIC ENVIRONMENT

ARC’s 2013 financial and operational results were impacted by commodity prices and foreign exchange rates which are outlined in Table 3 below.

Table 3

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended			Twelve Months Ended
	December 31			December 31
	2013	2012	% Change	2013	2012	% Change
Brent (US$/bbl)	109.35	110.08	(1)	108.73	111.67	(3)
WTI oil (US$/bbl)	97.50	88.20	11	98.00	94.19	4
Edmonton Par (Cdn$/bbl)	86.64	83.96	3	93.16	86.10	8
Henry Hub NYMEX (US$/mmbtu)	3.61	3.34	8	3.65	2.79	31
AECO natural gas (Cdn$/mcf)	3.15	3.05	3	3.16	2.40	32
Cdn$/US$ exchange rate	1.05	0.99	6	1.03	1.00	3
(1)
The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 12 in this MD&A. Prices and exchange rates presented above represent averages for the respective periods.

West Texas Intermediate ("WTI") crude oil prices averaged US$98.00 for the year, four per cent higher than 2012. Brent crude oil prices remained strong throughout 2013 on expected growth in global crude oil demand and ongoing

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geopolitical uncertainty. Canadian crude oil differentials remained volatile throughout 2013 as the result of higher North American crude oil production, refinery outages, and constrained takeaway and infrastructure capacity. The benchmark Canadian crude oil price, Edmonton Par, averaged $93.16 per barrel in 2013, eight per cent higher than 2012. The WTI/Edmonton Par differential ranged from a discount of US$1.36 per barrel to a discount of US$19.31 per barrel during the course of 2013. The differential averaged a discount of US$7.57 for the year and widened in the fourth quarter to a discount of US$14.97 per barrel, resulting in lower revenues for western Canadian producers. Certain pipeline and infrastructure projects and additional crude oil rail capacity are scheduled to come on-stream in 2014, and are expected to alleviate certain bottlenecks which have negatively impacted Canadian crude oil differentials. In the near term, it is expected that crude oil differentials will remain volatile throughout 2014 until additional infrastructure capacity is available to meet the growing North American production.

Natural gas prices increased substantially in 2013 with the NYMEX Henry Hub (“NYMEX”) and AECO monthly (“AECO”) prices both approximately 30 per cent higher than 2012 levels. ARC’s realized price on natural gas is primarily referenced to the AECO Hub. Continued growth in US natural gas production has contributed to a widening of the NYMEX/AECO differential, which averaged a discount of US$0.60 per mmbtu and US$0.59 per mmbtu in the fourth quarter and the full year 2013, respectively. The AECO/NYMEX differential experienced short-term hyper-volatility in the third quarter of 2013 as a result of changes to TransCanada’s mainline toll structure, which resulted in a lower volume of natural gas being shipped out of Alberta and a significant build in natural gas inventories in western Canada. An increase in firm shipping contracts on the TransCanada mainline and extreme cold weather throughout North America in the fourth quarter of 2013 alleviated the western Canadian natural gas inventory build, narrowing the AECO/NYMEX differential in the fourth quarter of 2013. Over the long-term, demand for natural gas is expected to increase due to the export of liquefied natural gas, increased natural gas power generation, increased exports to Mexico, and increased usage from the transportation and industrial sectors.

During 2013, the Canadian dollar devalued relative to the US dollar, starting the year at parity and ending the year at Cdn$/US$1.06. Subsequent to the fourth quarter, the Canadian dollar fell further to its lowest level since 2009. The strengthening of US dollar relative to the Canadian dollar was attributed to a stronger US economy, in particular higher growth and employment rates in the US, which resulted in easing of the Federal Reserve’s financial stimulus program. Given that North American crude oil and natural gas benchmark prices are denominated in US dollars, the strengthening of the US dollar has a positive impact on the revenues received by western Canadian producers. Movement in the Cdn$/US$ exchange rate also impacts the value of ARC's long-term debt given that approximately 82 per cent of ARC's total debt outstanding is denominated in US dollars.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs. As continued volatility is expected in 2014, ARC will take steps to mitigate these risks and protect its strong financial position.

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2013 Annual Guidance and Financial Highlights

Table 4 is a summary of ARC’s 2013 and 2014 guidance and a review of 2013 actual results:

Table 4

	2013 Guidance	2013 Actual	% Variance	2014 Guidance (3)
Production
Oil (bbl/d)	32,000 - 33,000	32,784	—	35,000 - 37,000
Condensate (bbl/d)	1,900 - 2,100	2,251	7	2,300 - 2,500
Gas (mmcf/d)	345 - 355	349.4	—	415 - 425
NGLs (bbl/d)	2,800 - 3,000	2,811	—	3,700 - 4,000
Total (boe/d)	94,000 - 97,000	96,087	—	110,000 - 114,000
Expenses ($/boe)
Operating	9.50 - 9.70	9.66	—	9.20 - 9.60
Transportation	1.40 - 1.50	1.72	15	1.70 - 1.80
General and administrative ("G&A") (1)	2.50 - 2.70	2.77	3	2.20 - 2.40
Interest	1.20 - 1.30	1.21	—	1.10 - 1.20
Current income tax ($ millions)	25 - 35	16.3	(35)	60 - 70
Capital expenditures before land purchases and net property dispositions ($ millions) (2)	860	859.9	—	915
Land purchases and net property dispositions ($ millions)	—	(39.1)	N/A	-
Weighted average shares, diluted (millions)	311	312	—	317
(1)
The 2013 guidance for G&A expenses per boe was based on a range of $1.75 - $1.90 prior to the recognition of any expense associated with ARC’s long-term incentive plans and $0.75 - $0.80 per boe associated with ARC’s long-term incentive plans. Actual per boe costs for each of these components for the year ended December 31, 2013 were $1.67 and $1.10 per boe, respectively.

(2)	Excludes amounts related to unbudgeted land purchases and net dispositions of minor producing properties which totaled $39.1 million in the year ended December 31, 2013.
(3)	2014 production guidance does not take into account the impact of any dispositions that may occur during the year.

ARC’s annual production for 2013 is within the guidance range and reflects strong operating performance in many key areas. New production from wells drilled throughout 2013 as well as good operational run-time from existing wells in several areas sustained production despite the disposal of approximately 2,000 boe per day during the year, reducing 2013 annual average production by approximately 900 boe per day. Late in December of 2013, ARC's newest gas processing and liquids handling facility located at Parkland/Tower began its initial flow of restricted volumes of crude oil and natural gas. ARC's 2014 production is expected to be in the range of 110,000 to 114,000 boe per day.

Average annual operating expenses per boe were within the guidance range for 2013, though seasonal fluctuation did occur throughout the year. Higher than budgeted electricity rates and additional maintenance activity increased costs throughout the second and third quarters, while additional volumes brought on in the fourth quarter reduced costs on a per-unit basis. Transportation expense has exceeded guidance in 2013 as ARC has incurred additional trucking and pipeline charges throughout the year. G&A expenses were slightly above guidance for 2013 as the rise in ARC's share price resulted in increased costs under ARC's long-term incentive plans. G&A expenses before any impact of ARC's long-term incentive plans fell below the guidance range.

During the year ended December 31, 2013, ARC recorded current taxes of $16.3 million. This amount is less than what was initially anticipated, primarily due to the acceleration of the deduction of certain capital expenditures incurred in the year as well as the recognition of certain investment tax credits in the filing of the 2012 income tax return and to be recognized in the filing of the 2013 income tax return. Offsetting these reductions, in 2013, ARC has changed the year-end of its wholly-owned partnership to align with its corporate year-end and as a result will be recognizing income tax in 2013 for partnership income that had previously been deferred to the next year. 2014 current income tax is expected to range between $60 and $70 million based on expected levels of production, commodity prices and capital expenditures in the coming year.

ARC incurred $874.2 million of capital expenditures, including $14.3 million of land purchases during 2013, following its strategy of selecting and executing projects that provide the greatest expected return on investment. ARC plans to execute a $915 million capital program in 2014, focused primarily on high rate of return oil and liquids development and low-cost, high rate of return Montney natural gas development opportunities.

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The guidance information presented herein is intended to provide shareholders with information on management’s expectations for results of operations. Readers are cautioned that the guidance may not be appropriate for other purposes.

2013 FOURTH QUARTER FINANCIAL AND OPERATING RESULTS

Financial Highlights

Table 5

	Three Months Ended			Twelve Months Ended
	December 31			December 31
($ millions, except per share and volume data)	2013	2012	% Change	2013	2012	% Change
Funds from operations (1)	237.8	208.4	14	861.8	719.8	20
Funds from operations per share (1)(2)	0.76	0.68	12	2.76	2.42	14
Net income and comprehensive income	13.6	84.5	(84)	240.7	139.2	73
Operating income (3)	49.1	59.2	(17)	223.9	163.1	37
Dividends per share (2)	0.30	0.30	—	1.20	1.20	—
Average daily production (boe/d) (4)	100,883	95,725	5	96,087	93,546	3
(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

(2)	Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares, diluted.
(3)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Also refer to the "Operating Income" section within this MD&A for the definition of operating income and a reconciliation of ARC’s net income to operating income.

(4)
Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A, natural gas has been converted to barrels of oil equivalent (“boe”) based on six thousand cubic feet (“mcf”) to one barrel (“bbl”). The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

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Funds from Operations

ARC reports funds from operations in total and on a per share basis. Funds from operations does not have a standardized meaning prescribed by Canadian GAAP. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.

Table 6 is a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities:

Table 6

	Three Months Ended		Twelve Months Ended
	December 31		December 31
($ millions)	2013	2012	2013	2012
Net income	13.6	84.5	240.7	139.2
Adjusted for the following non-cash items:
Depletion, depreciation, amortization ("DD&A") and impairment	157.0	133.2	551.9	571.1
Accretion of asset retirement obligations ("ARO")	3.1	3.1	12.5	12.4
Intangible exploration and evaluation ("E&E") expenses	1.3	—	1.3	—
Deferred tax expense	15.1	21.8	77.9	19.3
Unrealized loss (gain) on risk management contracts	27.8	(53.6)	(30.6)	(14.2)
Unrealized gain (loss) on risk management contracts recognized in previous quarters (1)	(5.0)	11.8	—	—
Unrealized loss (gain) on foreign exchange	24.8	8.3	48.9	(8.2)
Gain on disposal of petroleum and natural gas properties	0.4	—	(38.9)	(0.2)
Other	(0.3)	(0.7)	(1.9)	0.4
Funds from operations	237.8	208.4	861.8	719.8
Unrealized loss (gain) on risk management contracts recognized in previous quarters (1)	5.0	(11.8)	—	—
Net change in other liabilities	(2.3)	(2.0)	(16.6)	(10.6)
Change in non-cash working capital	(19.6)	(12.0)	(43.5)	(5.7)
Cash flow from operating activities	220.9	182.6	801.7	703.5
(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

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Details of the change in funds from operations from the three and twelve months ended December 31, 2012 to the three and twelve months ended December 31, 2013 are included in Table 7 below:

Table 7

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations – 2012	208.4	0.68	719.8	2.42
Volume variance
Crude oil and liquids	23.6	0.08	42.1	0.14
Natural gas	3.4	0.01	6.2	0.02
Price variance
Crude oil and liquids	12.8	0.04	81.9	0.27
Natural gas	9.8	0.03	104.7	0.34
Realized gain or loss on risk management contracts	6.9	0.02	(50.7)	(0.15)
Unrealized gain or loss on risk management contracts recognized in previous quarters (1)	(16.8)	(0.05)	—	—
Royalties	(9.2)	(0.03)	(27.4)	(0.09)
Expenses
Transportation	(5.9)	(0.02)	(16.1)	(0.05)
Operating	(8.0)	(0.03)	(16.9)	(0.05)
G&A	2.6	0.01	1.2	—
Interest	0.2	—	2.8	0.01
Current tax	10.0	0.03	13.6	0.04
Realized gain or loss on foreign exchange	—	—	0.6	—
Diluted shares	—	(0.01)	—	(0.14)
Funds from operations – 2013	237.8	0.76	861.8	2.76
(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

(2)	Per share amounts are based on weighted average shares, diluted.

Funds from operations increased by 14 per cent in the fourth quarter of 2013 to $237.8 million from $208.4 million generated in the fourth quarter of 2012. The increase reflects increased revenue associated with higher crude oil, natural gas and NGLs production as well as increased realized commodity prices. A recovery of current taxes recorded in the fourth quarter also contributed to the increase. These increases are partially offset by decreased net gains on risk management contracts and increased royalties associated with increased commodity prices, as well as higher operating and transportation costs.

For the year ended December 31, 2013, funds from operations increased by $142 million and 20 per cent as compared to the same period in 2012. Increased commodity prices alongside increased crude oil, natural gas and NGLs volumes and reduced current income tax expense contributed to the year-over-year increase in funds from operations, offset by reduced realized gains on risk management contracts and increased royalties, transportation and operating expenses.

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2013 Funds from Operations Sensitivity

Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:

Table 8

			Impact on Annual Funds from Operations (6)
	Assumption	Change	$/Share
Business Environment (1)
Oil price (US$ WTI/bbl) (2)(3)	90.00	1.00	0.034
Natural gas price (Cdn$ AECO/mcf) (2)(3)	3.75	0.10	0.034
Cdn$/US$ exchange rate (2)(3)(4)	1.10	0.01	0.029
Interest rate on floating-rate debt (2)	3.2%	1.0%	—
Operational
Liquids production volumes (bbl/d) (5)	37,850	1.0%	0.032
Natural gas production volumes (mmcf/d) (5)	350	1.0%	0.010
Operating expenses ($/boe) (5)	9.70	1.0%	0.011
G&A expenses ($/boe) (5)	2.75	10.0%	0.030
(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.
(2)
Prices and rates are indicative of published forward prices and rates at the time of this MD&A. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.

(3)	Analysis does not include the effect of risk management contracts.
(4)
Includes impact of foreign exchange on crude oil prices that are presented in US dollars. This amount does not include a foreign exchange impact relating to natural gas prices as it is presented in Canadian dollars in this sensitivity. The sensitivity is $0.04/share when natural gas revenue is included.

(5)	Operational assumptions are based upon actual 2013 results.
(6)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

Net Income

Net income of $13.6 million ($0.04 per share) was earned in the fourth quarter of 2013, a $70.9 million decrease compared to $84.5 million ($0.27 per share) in the fourth quarter of 2012. The decrease in net income reflects decreased gains on risk management contracts of $74.5 million, an increase in DD&A expense of $23.8 million, an increased loss on foreign exchange of $16.5 million and moderately increased transportation and operating expenses. Offsetting these items are increased revenue net of royalties of $40.4 million due to both an increase in production volumes as well as improved commodity pricing, decreased G&A expenses of $2.1 million, a decrease in current tax expense of $10 million and a decrease in deferred tax expense of $6.7 million.

For the twelve months ended December 31, 2013, net income was $240.7 million ($0.77 per share) as compared to $139.2 million ($0.47 per share) in 2012 resulting in a year-over-year increase of $101.5 million. Revenue after royalties increased by $207.5 million for the year ended December 31, 2013 as compared to the same period in 2012, and while DD&A prior to any impairment charges increased by $33.8 million, no impairment was recorded in 2013 while 2012 net income included an impairment charge of $53 million. As well, gains on disposal of petroleum and natural gas properties of $38.9 million were recorded as compared with $0.2 million in 2012, and current tax expense decreased by $13.6 million. These items were partially offset by decreased gains on risk management contracts of $34.3 million, increased foreign exchange losses of $56.5 million, increased deferred taxes of $58.6 million as well as increases in both transportation and operating expenses.

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Operating Income

Operating income is a non-GAAP financial measure that does not have standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other issuers. Operating income is defined by ARC as net income excluding the impact of after-tax unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange,after-tax unrealized gains and losses on short-term investments, after-tax impairment on property, plant, and equipment ("PP&E"), after-tax gains on disposal of petroleum and natural gas properties, and is further adjusted to include the after-tax portion of unrealized losses on risk management contracts settled annually that relate to current period production. ARC believes that adjusting net income for these non-operating items presents a measure of “full cycle” financial performance that is more comparable between periods than net income. The most directly comparable GAAP measure to operating income is net income. Refer to the section entitled "Non-GAAP Measures" at the end of this MD&A.

ARC reported operating income of $49.1 million in the fourth quarter of 2013, a $10.1 million decrease compared to operating income of $59.2 million in the fourth quarter of 2012. For the year ended December 31, 2013, operating income was $223.9 million, up $60.8 million from $163.1 million from the same period in 2012.

Table 9

	Three Months Ended		Twelve Months Ended
	December 31		December 31
Operating Income ($ millions, except per share amounts)	2013	2012	2013	2012
Net income	13.6	84.5	240.7	139.2
Add (deduct) non-operating items:
Unrealized loss (gain) on risk management contracts	27.8	(53.6)	(30.6)	(14.2)
Unrealized gain (loss) on risk management contracts recognized in previous quarters (1)	(5.0)	11.8	—	—
Unrealized loss (gain) on foreign exchange	24.8	8.3	48.9	(8.2)
Loss (gain) on disposal of petroleum and natural gas properties	0.4	—	(38.9)	(0.2)
Impairment on PP&E	—	—	—	53.0
Loss (gain) on short-term investment	(0.4)	(0.3)	(1.9)	1.6
Tax associated with non-operating items	(12.1)	8.5	5.7	(8.1)
Operating income	49.1	59.2	223.9	163.1
Operating income per share, diluted	0.16	0.19	0.72	0.55
(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

Production

Production volumes averaged 100,883 boe per day in the fourth quarter of 2013, a five per cent increase compared to an average of 95,725 boe per day in the same period of 2012. The increase in volumes reflects strong operational performance of existing wells and new production from the tie-in of wells drilled throughout 2013.

During 2013, production volumes averaged 96,087 boe per day, a three per cent increase from production of 93,546 boe per day for the same period in the prior year, also attributed to good operational run-time and new production brought on with wells drilled in 2013, offset slightly by the disposition of 900 boe per day of production from non-core assets.

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Table 10

	Three Months Ended			Twelve Months Ended
	December 31			December 31
Production	2013	2012	% Change	2013	2012	% Change
Light and medium crude oil (bbl/d)	34,556	32,114	8	31,929	30,620	4
Heavy oil (bbl/d)	986	824	20	855	834	3
Condensate (bbl/d)	2,580	1,767	46	2,251	2,217	2
Natural gas (mmcf/d)	359.4	348.2	3	349.4	342.9	2
NGLs (bbl/d)	2,868	2,978	(4)	2,811	2,728	3
Total production (boe/d)	100,883	95,725	5	96,087	93,546	3
% Natural gas production	59	61	(3)	61	61	—
% Crude oil and liquids production	41	39	5	39	39	—

ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for approximately three per cent of total oil production. During the fourth quarter of 2013, crude oil and liquids production increased nine per cent from the fourth quarter of the prior year and increased 13 per cent from the prior quarter. Increased oil production is mainly the result of positive drilling results from new wells in Ante Creek in northern Alberta and Pembina.

For the year ended December 31, 2013, ARC's light and medium crude oil production increased by 1,309 barrels per day or four per cent as compared to the same period in 2012, also a result of new wells drilled throughout 2013 and good operational run-time.

Natural gas production was 359.4 mmcf per day in the fourth quarter of 2013, an increase of three per cent from the 348.2 mmcf per day produced in the fourth quarter of 2012. The increase is mainly attributed to new wells in Ante Creek in northern Alberta and Parkland in northeast British Columbia, partially offset by downtime associated with minor operational issues at Dawson in northeast British Columbia.

ARC produced 349.4 mmcf per day of natural gas during the year ended December 31, 2013, a two per cent increase over the same period of the prior year, reflecting new wells drilled in northeast British Columbia and northern Alberta.

During the fourth quarter of 2013, ARC drilled 26 gross wells (26 net wells) on operated properties consisting of 21 gross (21 net) oil wells, three gross (three net) natural gas wells and two gross (two net) liquids-rich natural gas wells. Total wells drilled during 2013 were 167 gross wells (160 net wells) on operated properties consisting of 139 gross (132 net) oil wells, 13 gross (13 net) natural gas wells and 15 gross (15 net) liquids-rich natural gas wells.

ARC Resources Ltd.	10

Table 11 summarizes ARC’s production by core area for the fourth quarter of 2013 and 2012:

Table 11

	Three Months Ended December 31, 2013
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	44,131	1,232	1,535	243.0	879
Northern AB	21,605	9,100	709	63.1	1,278
Pembina	12,427	9,698	177	12.8	420
South Central AB	11,120	4,233	96	39.3	235
Southeast SK & MB	11,600	11,279	63	1.2	56
Total	100,883	35,542	2,580	359.4	2,868

	Three Months Ended December 31, 2012
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC (2)	41,482	1,233	639	233.0	775
Northern AB (2)	16,941	6,216	698	53.0	1,189
Pembina	12,336	8,224	344	18.7	648
South Central AB (3)	12,747	5,286	73	42.5	309
Southeast SK & MB	12,219	11,979	13	1.0	57
Total	95,725	32,938	1,767	348.2	2,978
(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.
(2)
In prior years, certain properties located in Northern AB were reported as part of the Northeast BC & Northwest AB core area. Production from these certain properties has been reflected within the Northern AB core area, and the Northeast BC & Northwest AB core area has been renamed Northeast BC and includes the remaining properties.

(3)
In prior years, the volumes produced in Redwater and South AB & Southwest SK were reported separately. Production from the two core areas have been combined and reported in the core area labeled South Central AB.

ARC Resources Ltd.	11

Table 11a summarizes ARC’s production by core area for the twelve months ended December 31, 2013 and 2012:

Table 11a

	Twelve Months Ended December 31, 2013
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	42,189	934	1,224	235.6	774
Northern AB	18,274	7,005	640	56.8	1,156
Pembina	12,319	8,878	263	15.8	545
South Central AB	11,698	4,648	90	40.1	273
Southeast SK & MB	11,607	11,319	34	1.1	63
Total	96,087	32,784	2,251	349.4	2,811

	Twelve Months Ended December 31, 2012
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC (2)	40,131	451	1,085	227.2	717
Northern AB (2)	17,123	6,471	731	53.2	1,062
Pembina	11,470	7,662	310	17.2	635
South Central AB (3)	13,109	5,386	77	44.4	250
Southeast SK & MB	11,713	11,484	14	0.9	64
Total	93,546	31,454	2,217	342.9	2,728
(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.
(2)
In prior years, certain properties located in Northern AB were reported as part of the Northeast BC & Northwest AB core area. Production from these certain properties has been reflected within the Northern AB core area, and the Northeast BC & Northwest AB core area has been renamed Northeast BC and includes the remaining properties.

(3)
In prior years, the volumes produced in Redwater and South AB & Southwest SK were reported separately. Production from the two core areas have been combined and reported in the core area labeled South Central AB.

Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income

Sales revenue from crude oil, natural gas, condensate, NGLs and other income was $425 million in the fourth quarter of 2013, an increase of $49.6 million (13 per cent) from fourth quarter of 2012 sales revenue of $375.4 million. The increase reflects an increase in commodity prices contributing an additional $22.6 million and increased production volumes contributing an additional $27 million. Oil, condensate and NGLs revenue accounted for $302.8 million or 71 per cent of fourth quarter sales revenue.

For the twelve months ended December 31, 2013, sales revenue from crude oil, natural gas, condensate, NGLs and other income was $1,624.3 million, an increase of $234.9 million from $1,389.4 million for the same period in the prior year, reflecting an increase in pricing which contributed additional revenue of $186.6 million and increased production volumes that contributed an additional $48.3 million.

ARC Resources Ltd.	12

A breakdown of sales revenue by product is outlined in Table 12:

Table 12

	Three Months Ended			Twelve Months Ended
	December 31			December 31
Sales revenue by product ($ millions)	2013	2012	% Change	2013	2012	% Change
Crude oil	270.9	243.9	11	1,063.8	944.3	13
Condensate	21.0	14.1	49	77.3	75.2	3
Natural gas	119.5	106.3	12	440.2	329.3	34
NGLs	10.9	9.9	10	37.2	38.0	(2)
Total sales revenue from crude oil, condensate, natural gas, and NGLs	422.3	374.2	13	1,618.5	1,386.8	17
Other	2.7	1.2	125	5.8	2.6	123
Total sales revenue	425.0	375.4	13	1,624.3	1,389.4	17

Commodity Prices Prior to Hedging

Table 13

	Three Months Ended			Twelve Months Ended
	December 31			December 31
	2013	2012	% Change	2013	2012	% Change
Average Benchmark Prices
AECO natural gas (Cdn$/mcf) (1)	3.15	3.05	3	3.16	2.40	32
WTI oil (US$/bbl)	97.50	88.20	11	98.00	94.19	4
Cdn$/US$ exchange rate	1.05	0.99	6	1.03	1.00	3
WTI oil (Cdn$/bbl)	102.36	87.42	17	100.97	94.10	7
Edmonton par (Cdn$/bbl)	86.64	83.96	3	93.16	86.10	8
ARC Realized Prices Prior to Hedging
Crude oil ($/bbl)	82.85	80.50	3	88.90	82.03	8
Condensate ($/bbl)	88.72	86.70	2	94.13	92.63	2
Natural gas ($/mcf)	3.61	3.32	9	3.45	2.62	32
NGLs ($/bbl)	41.47	36.13	15	36.25	38.11	(5)
Total commodity price prior to other and hedging ($/boe)	45.51	42.49	7	46.15	40.50	14
Other ($/boe)	0.29	0.13	123	0.16	0.08	100
Total commodity price prior to hedging ($/boe)	45.80	42.62	7	46.31	40.58	14
(1)	Represents the AECO Monthly (7a) index.

In the fourth quarter of 2013, WTI increased 11 per cent year-over-year while ARC’s realized oil price increased by three per cent during the same time period. Despite the increase in the WTI price, the differential between WTI and Edmonton posted prices widened to an average discount of US$14.97 per barrel in the fourth quarter of 2013 from US$3.47 per barrel in the same period in 2012. This increased discount reflects decreased demand due to pipeline apportionment and refinery outages during the quarter.

ARC's average realized oil price for the year ended December 31, 2013 of $88.90 per barrel was eight per cent higher than the same period in 2012. Although WTI has increased only four per cent during 2013 as compared to 2012, the average differential between WTI and Edmonton posted prices has narrowed slightly from an annual average of US$8.04 in 2012 to US$7.57 in 2013. Additionally, the value of the Canadian dollar weakened in comparison to the US dollar from an average of Cdn$/US$1.00 in 2012 to Cdn$/US$1.03 in 2013 which increased the Canadian dollar price that ARC ultimately receives for its oil.

Natural gas prices were higher in the fourth quarter of 2013 as compared to 2012 as natural gas inventory levels decreased throughout 2013 due to increased residential and industrial demand from a cold winter. During the year ended December 31, 2013, ARC's average realized natural gas price of $3.45 per mcf increased by 32 per cent over

ARC Resources Ltd.	13

the same period of the prior year and reflects the 32 per cent increase in the average AECO monthly posting in 2013 as compared to 2012, also reflecting increased demand drawing on previously high storage levels.

While ARC’s production mix is weighted more heavily to natural gas than to oil, ARC's revenue contribution follows the reverse pattern as shown by the table below:

Table 14

Revenue by Product Type	Three Months Ended December 31				Twelve Months Ended December 31
($ millions)	2013		2012		2013		2012
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Crude oil and liquids	302.8	71	267.9	71	1,178.3	73	1,057.5	76
Natural gas	119.5	28	106.3	28	440.2	27	329.3	24
Total sales revenue from crude oil, liquids and natural gas	422.3	99	374.2	99	1,618.5	100	1,386.8	100
Other	2.7	1	1.2	1	5.8	—	2.6	—
Total sales revenue	425.0	100	375.4	100	1,624.3	100	1,389.4	100

Risk Management

ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s risk management program is governed by certain guidelines approved by the Board of Directors (the "Board"). These guidelines currently restrict the amount of risk management contract volumes to a maximum of 55 per cent of total expected production over the next two years with a maximum of 25 per cent of expected natural gas production in risk management contracts beyond two years and up to five years. ARC’s risk management program guidelines allow for further risk management contracts on anticipated volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.

Gains and losses on risk management contracts are composed of both realized gains and losses representing the portion of risk management contracts that have settled in cash during the period and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. ARC does not employ hedge accounting for its risk management contracts currently in place. ARC considers all of its risk management contracts to be effective economic hedges of its underlying business transactions.

Table 15 summarizes the total gain or loss on risk management contracts for the fourth quarter of 2013 compared to the same period in 2012:

Table 15

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Q4 2013 Total	Q4 2012 Total
Realized gain (loss) on contracts (1)	5.3	3.3	(0.1)	0.4	8.9	2.0
Unrealized gain (loss) on contracts recognized in previous quarters (2)	(5.0)	—	—	—	(5.0)	11.8
Risk management impact on funds from operations	0.3	3.3	(0.1)	0.4	3.9	13.8
Unrealized gain (loss) on contracts related to future production periods (3)	(3.7)	(5.6)	(10.0)	(3.5)	(22.8)	41.8
Gain (loss) on risk management contracts	(3.4)	(2.3)	(10.1)	(3.1)	(18.9)	55.6
(1)	Represents actual cash settlements or receipts under the respective contracts.
(2)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

(3)	Represents the change in fair value of the contracts during the period.

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Table 15a summarizes the total gain on risk management contracts for the year ended December 31, 2013 compared to the same period in 2012:

Table 15a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	2013 YTD Total	2012 YTD Total
Realized gain (loss) on contracts (1)	4.4	6.2	0.5	4.6	15.7	66.4
Unrealized gain (loss) on contracts related to future production periods (2)	(34.7)	69.7	(3.2)	(1.2)	30.6	14.2
Gain (loss) on risk management contracts	(30.3)	75.9	(2.7)	3.4	46.3	80.6
(1)	Represents actual cash settlements or receipts under the respective contracts.
(2)	Represents the change in fair value of the contracts during the period.

During the fourth quarter of 2013, ARC recorded a loss of $18.9 million on its risk management contracts comprising realized gains of $8.9 million and unrealized losses of $27.8 million. The realized gains related to crude oil, natural gas, and electricity contracts and were offset slightly by realized losses on foreign exchange contracts.

ARC’s fourth quarter unrealized losses of $27.8 million comprised unrealized losses of $8.7 million on crude oil contracts, $5.6 million on natural gas contracts, $10 million on foreign exchange contracts and $3.5 million on electricity contracts.

The unrealized losses of $5.6 million on natural gas contracts in the fourth quarter of 2013 reflect an increase in the forward price of NYMEX natural gas at Henry Hub coupled with a narrowed future AECO basis differential as compared to the end of the third quarter.

For the full calendar year, ARC has recognized a gain on its risk management contracts of $46.3 million comprising a realized gain of $15.7 million and an unrealized gain of $30.6 million. The realized gains are attributed to positive cash settlements related to crude oil, natural gas, foreign exchange and electricity contracts. ARC's net unrealized gains were comprised of an unrealized gain on natural gas contracts of $69.7 million, offset by unrealized losses of $34.7 million on crude oil contracts, $3.2 million on foreign exchange contracts and $1.2 million on electricity contracts. The unrealized gain on natural gas contracts recorded for year ended December 31, 2013 relates primarily to a widened AECO basis differential for future years relative to the position at December 31, 2012.

The unrealized losses on oil contracts are primarily attributed to various crude oil contracts having average floor prices of approximately US$91 per barrel and ceilings averaging approximately US$98 per barrel throughout 2014. At December 31, 2013 these positions had been marked-to-market at an average forward price of approximately US$96.14 per barrel compared to a December 31, 2012 average forward price of US$92.36 per barrel.

ARC’s risk management contracts provide protection from natural gas prices falling lower than an average floor price of US$4.00 per mmbtu on approximately 210,000 mmbtu per day for 2014. In addition, they provide upside participation to a price of US$4.23 per mmbtu on approximately 210,000 mmbtu per day for 2014. ARC has also executed long-term natural gas hedge contracts on 100,000 mmbtu per day for the period 2015 through 2017. ARC currently has hedged approximately 50 per cent of total natural gas production for 2014.

ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volume throughout 2014 and into 2018. As at December 31, 2013, the net fair value of these basis swap contracts was an asset of $55.3 million.

Given the significant contribution of ARC’s crude oil, condensate and NGLs production to total sales revenue and funds from operations, ARC management also recognizes the risk associated with a reduction in crude oil pricing. Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices for 2014 with approximately 35 per cent of total crude oil and condensate production being hedged for 2014 at floor prices of US$91 per barrel. These contracts allow ARC to participate in crude oil prices up to approximately US$98 per barrel on approximately 14,000 barrels per day for 2014.

ARC expects to continue to execute its risk management program on volumes going forward. Table 16 summarizes ARC’s average crude oil and natural gas hedged volumes for 2014 through 2018 as at the date of this MD&A. For a complete listing and terms of ARC’s hedging contracts at December 31, 2013, see Note 15 “Financial Instruments and Market Risk Management” in the financial statements as at and for the year ended December 31, 2013. Updates to the following table are posted to ARC’s website at www.arcresources.com.

ARC Resources Ltd.	15

Table 16

Hedge Positions Summary (1)
As at February 5, 2014	2014		2015		2016 - 2017		2018
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	98.04	13,967	—	—	—	—	—	—
Floor	90.88	13,967	—	—	—	—	—	—
Sold Floor	70.00	3,760	—	—	—	—	—	—
Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Ceiling	4.23	210,000	4.82	116,027	4.95	100,000	5.00	50,000
Floor	4.00	210,000	4.00	116,027	4.00	100,000	4.00	50,000
Natural Gas - AECO Basis (4)	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day
Swap (percentage of NYMEX)	89.8	164,740	90.5	130,000	90.5	130,000	89.9	9,918
Foreign Exchange	Cdn$/US$	US$ Total	Cdn$/US$	US$ Total	Cdn$/US$	US$ Total	Cdn$/US$	US$ Total
Ceiling	1.0703	552,000	1.0725	48,000	—	—	—	—
Floor	1.0467	552,000	1.0463	48,000	—	—	—	—
(1)
The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 15 “Financial Instruments and Market Risk Management” in the financial statements for the year ended December 31, 2013.

(2)
The crude oil prices in this table are referenced to WTI. For 2014, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the “ceiling” have been sold against the monthly average WTI price.

(3)	The natural gas prices in this table are referenced to NYMEX at Henry Hub.
(4)
ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX natural gas price.

“Floors” represent the lower price limits on hedged volumes and consist of put and swap prices. “Ceilings” provide an upper limit to the prices ARC may receive for hedged volumes and are the result of combined call and swap prices. ARC has also sold puts that limit the downside protection at an average of the disclosed “Sold Floor” price. These “Sold Floors” do not eliminate the floor, but merely limit the downside protection. The purpose of these sold puts is to reduce ARC’s overall hedging transaction costs.

To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how Table 16 can be interpreted for approximate current year values (all in US dollars):

●	If the market price is above $98.04 per barrel, ARC will receive $98.04 per barrel on 13,967 barrels per day.

●	If the market price is between $90.88 and $98.04 per barrel, ARC will receive the market price on 13,967 barrels per day.

●	If the market price is between $70.00 and $90.88 per barrel, ARC will receive $90.88 per barrel on 13,967 barrels per day.

●
If the market price is below $70.00 per barrel, ARC will receive $90.88 per barrel less the difference between $70.00 per barrel and the market price on 3,760 barrels per day. For example, if the market price is at $55.00 per barrel, ARC will receive $75.88 per barrel on 3,760 barrels per day and $90.88 per barrel on 10,207 barrels per day.

The net fair value of ARC’s risk management contracts at December 31, 2013 was a net asset of $52.1 million, representing the expected market price to buy out ARC’s contracts at the balance sheet date after any adjustments for credit risk. This may differ from what will eventually be settled in future periods.

ARC Resources Ltd.	16

Operating Netbacks

ARC’s operating netback, before hedging, was $28.34 per boe in the fourth quarter of 2013 ($28.57 for the year ended December 31, 2013) as compared to $26.85 per boe in the same period of 2012 ($24.17 for the year ended December 31, 2012).

ARC’s fourth quarter and 2013 netbacks, including realized hedging gains and losses, were $28.75 per boe and $29.02 per boe, respectively, representing increases of two per cent and 11 per cent as compared to the same periods in 2012.

The components of operating netbacks for the fourth quarter of 2013 compared to the same period in 2012 are summarized in Table 17:

Table 17

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	Q4 2013 Total	Q4 2012 Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	83.28	67.91	88.72	3.61	41.47	45.51	42.49
Other	—	—	—	—	—	0.29	0.13
Total sales	83.28	67.91	88.72	3.61	41.47	45.80	42.62
Royalties	(13.14)	(6.09)	(17.76)	(0.32)	(9.49)	(6.42)	(5.71)
Transportation	(2.50)	(0.78)	(1.00)	(0.25)	(1.22)	(1.83)	(1.26)
Operating expenses (2)	(15.08)	(16.50)	(6.66)	(0.98)	(7.94)	(9.21)	(8.80)
Netback prior to hedging	52.56	44.54	63.30	2.06	22.82	28.34	26.85
Hedging gain (loss) (3)	0.15	—	—	0.10	—	0.41	1.26
Netback after hedging	52.71	44.54	63.30	2.16	22.82	28.75	28.11
% of total	63	2	6	27	2	100	100
(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.
(2)
Composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)
Includes realized cash gains and losses on risk management contracts, plus a reversal for unrealized gains and losses on risk management contracts that relate to current year production that have been recognized in netback calculations in prior quarters. In 2012, realized gains on foreign exchange contracts were not included in the netback calculation as they related solely to debt.

ARC Resources Ltd.	17

The components of operating netbacks for the year ended December 31, 2013 compared to the same period in 2012 are summarized in Table 17a:

Table 17a

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	2013 YTD Total	2012 YTD Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	89.44	69.00	94.13	3.45	36.25	46.15	40.50
Other	—	—	—	—	—	0.16	0.08
Total sales	89.44	69.00	94.13	3.45	36.25	46.31	40.58
Royalties	(13.60)	(5.94)	(22.78)	(0.27)	(8.82)	(6.36)	(5.72)
Transportation	(2.00)	(1.12)	(0.96)	(0.27)	(0.81)	(1.72)	(1.29)
Operating expenses (2)	(16.43)	(18.18)	(6.10)	(0.99)	(9.37)	(9.66)	(9.40)
Netback prior to hedging	57.41	43.76	64.29	1.92	17.25	28.57	24.17
Hedging gain (loss) (3)	0.81	—	—	0.05	—	0.45	1.87
Netback after hedging	58.22	43.76	64.29	1.97	17.25	29.02	26.04
% of total	67	1	5	25	2	100	100
(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.
(2)
Composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)	Includes realized cash gains and losses on risk management contracts. In 2012, realized gains on foreign exchange contracts were not included in the netback calculation as they related solely to debt.

Royalties

ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates. Approximately 74 per cent of these royalties are Crown royalties. Each province that ARC operates in has established a separate and distinct royalty regime which impacts ARC’s average corporate royalty rate.

In British Columbia, the majority of ARC’s royalty expense stems from production of natural gas and associated liquids. While condensate and NGLs have a flat royalty rate of 20 per cent of sales revenue, the royalty rates for natural gas are based on the drill date of a well and a reference price. In Alberta, the majority of ARC’s royalties are related to oil production where royalty rates are based on reference prices, production levels and well depths. Similarly, most royalties remitted in Saskatchewan and Manitoba are related to oil production. Royalty calculations in these provinces are based on the classification of the oil product and well productivity.

Each province has various incentive programs in place to promote drilling by reducing the overall royalty expense for producers and offsetting gathering and processing costs. In most cases, the incentive period lasts for a finite period of time (usually 12 months upon commencement of production), after which point the royalty rate usually increases depending on the production rate of the well and prevailing market commodity prices.

In the first quarter of 2013, the British Columbia government announced a three per cent minimum royalty for all natural gas wells that qualify for the Deep Well Royalty Credit Program as well as the termination of the Summer Drilling Credit Program. These changes were effective April 1, 2013 and have had a minimal impact on natural gas royalties for the balance of 2013.

Total royalties as a percentage of pre-hedged commodity product sales revenue increased from 13.4 per cent ($5.71 per boe) in the fourth quarter of 2012 to 14 per cent ($6.42 per boe) in the fourth quarter of 2013. Total royalties increased from $50.3 million in the fourth quarter of 2012 to $59.5 million in the fourth quarter of 2013 due to increased commodity prices. For the twelve months ended December 31, 2013, total royalties represented 13.7 per cent of pre-hedged commodity product sales ($6.36 per boe) as compared to 14.1 per cent ($5.72 per boe) for the same period in 2012. The decrease in the royalty rate during 2013 as compared to the same period of the prior year is due primarily to a greater portion of oil production in Alberta qualifying for a five per cent royalty rate. Lower oil royalties were partially offset by increased natural gas royalties attributed to higher prices.

Operating Expenses

Operating expenses increased to $9.21 per boe in the fourth quarter of 2013 ($9.66 per boe for the year ended December 31, 2013) compared to $8.80 per boe in the fourth quarter of 2012 ($9.40 per boe for the year ended December 31, 2012). On a full dollar basis, operating expenses have increased by $8 million or 10 per cent for the

ARC Resources Ltd.	18

fourth quarter of 2013 as compared to the fourth quarter of 2012 and $16.9 million or five percent for the full 2013 year as compared to 2012. The fourth quarter increase in 2013 per boe operating expenses relative to 2012 reflects increased lifting costs including additional road maintenance due to increased trucking activity and turnaround activity at Redwater that occurred in the third and fourth quarters of 2013 where no such turnaround was completed in 2012. Average Alberta electricity rates were $48.39 per megawatt hour in the fourth quarter of 2013 as compared to $78.80 per megawatt hour during the fourth quarter of 2012. For the year ended December 31, 2013, operating expenses increased by $0.26 per boe resulting primarily from increased electricity rates (approximately $79.95 and $64.29 per megawatt hour for the years ended December 31, 2013 and 2012, respectively).

ARC hedges a portion of its electricity costs using financial risk management contracts that do not qualify for hedge accounting. The gains and losses associated with these contracts are included within gains and losses on risk management contracts on the consolidated statements of income (the "statements of income"). Had these contracts been recognized within operating expenses, ARC’s operating expenses would have been further reduced by $0.04 per boe for the three months ended December 31, 2013 ($0.13 per boe in 2013), as a result of a realized gain of $0.4 million ($4.6 million gain for the year ended December 31, 2013).

Transportation expense was $1.83 per boe during the fourth quarter of 2013 ($1.72 per boe for the year ended December 31, 2013) as compared to $1.26 per boe in the fourth quarter of 2012 ($1.29 per boe for the year ended December 31, 2012). With the current situation of many crude oil and liquids pipelines being at or near capacity, ARC has incurred additional transportation costs throughout 2013 as it has been necessary to use additional methods of transport to get its production to market.

G&A Expenses and Long-Term Incentive Compensation

G&A, prior to long-term incentive compensation expense and net of capitalized G&A and overhead recoveries on operated properties, decreased by 23 per cent to $14.4 million in the fourth quarter of 2013 from $18.6 million in the fourth quarter of 2012. Fourth quarter 2013 G&A expenses decreased as compared to the fourth quarter of 2012 as increased capital spending led to additional capitalized G&A and increased recoveries from ARC's partners.

For the twelve months ended December 31, 2013, ARC's G&A, prior to long-term compensation expense and net of capitalized G&A and overhead recoveries on operated properties, was $58.5 million, a $7.1 million decrease from 2012 reflecting increased capitalized G&A and recoveries from partners associated with capital spending offset by slightly higher directors' fees associated with the revaluation of deferred share units ("DSUs") outstanding under the Deferred Share Unit Plan ("DSU Plan") and increased third party consulting costs.

Table 18 is a breakdown of G&A and long-term incentive compensation expenses:

Table 18

	Three Months Ended December 31			Twelve Months Ended December 31
G&A and Incentive Compensation Expenses
($ millions, except per boe)	2013	2012	% Change	2013	2012	% Change
G&A expenses (1)	27.1	27.7	(2)	104.8	102.5	2
Capitalized G&A and overhead recoveries	(12.7)	(9.1)	40	(46.3)	(36.9)	25
G&A expenses before long-term incentive plans	14.4	18.6	(23)	58.5	65.6	(11)
G&A – long-term incentive plans (1)	9.9	7.8	27	38.6	31.5	23
Total G&A and long-term incentive compensation expenses	24.3	26.4	(8)	97.1	97.1	—
Total G&A and long-term incentive compensation expenses per boe	2.62	3.00	(13)	2.77	2.84	(2)
(1)  Expenses recognized under the DSU Plan are included in G&A expenses.

Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan

Restricted Share Unit and Performance Share Unit Plan (“RSU and PSU Plan”)

The RSU and PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the underlying value of a specified number of share units. The RSU and PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.

ARC Resources Ltd.	19

Upon vesting, the plan participant is entitled to receive a cash payment based on the underlying value of the share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

ARC recorded G&A expenses of $9.3 million during the fourth quarter of 2013 ($36.7 million for the year ended December 31, 2013) in accordance with the RSU and PSU Plan, as compared to $7.6 million during the fourth quarter of 2012 ($30.5 million for the year ended December 31, 2012). For the year, expenses related to the RSU and PSU Plan increased by $6.2 million or 20 per cent. The increases for both the fourth quarter and the year are related to the increase in ARC's share price from a closing price of $26.27 at September 30, 2013 and $24.44 at December 31, 2012, respectively, to $29.57 at December 31, 2013, increasing the value of accrued awards.

During the year ended December 31, 2013, ARC made cash payments of $33.7 million in respect of the RSU and PSU Plan ($40.9 million for the year ended December 31, 2012). Of these payments, $25 million were in respect of amounts recorded to G&A expenses ($31.6 million for the year ended December 31, 2012) and $8.7 million were in respect of amounts recorded to operating expenses and capitalized as PP&E and E&E assets ($9.3 million for the year ended December 31, 2012). These amounts were accrued in prior periods.

Table 19 shows the changes to the RSU and PSU Plan during 2013:

Table 19

RSU and PSU Plan (number of units, thousands)	RSUs	PSUs (1)	Total RSUs and PSUs
Balance, December 31, 2012	696	1,401	2,097
Granted	346	577	923
Vested	(349)	(379)	(728)
Forfeited	(55)	(107)	(162)
Balance, December 31, 2013	638	1,492	2,130
(1)	Based on underlying units before performance multiplier.

The liability associated with the RSUs and PSUs granted is recognized in the statements of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expenses are subject to significant volatility.

Due to the variability in the future payments under the plan, ARC estimates that between $19.4 million and $108 million will be paid out in 2014 through 2016 based on the current share price, accrued dividends and ARC’s market performance relative to its peers. Table 20 is a summary of the range of future expected payments under the RSU and PSU Plan based on variability of the performance multiplier and units outstanding under the RSU and PSU Plan as at December 31, 2013:

ARC Resources Ltd.	20

Table 20

Value of RSU and PSU Plan as at
December 31, 2013	Performance multiplier
(units thousands and $ millions, except per share)	—	1.0	2.0
Estimated units to vest
RSUs	656	656	656
PSUs	—	1,502	2,996
Total units (1)	656	2,158	3,652
Share price (2)	29.57	29.57	29.57
Value of RSU and PSU Plan upon vesting (3)	19.4	63.8	108.0
2014	9.6	22.6	35.6
2015	6.5	21.8	37.0
2016	3.3	19.4	35.4
(1)	Includes additional estimated units to be issued under the RSU and PSU Plan for dividends accrued to date.
(2)
Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $29.57, which is based on the closing share price at December 31, 2013.

(3)	Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends.

Share Option Plan

Share options are granted to officers, certain employees and certain consultants of ARC, vesting evenly on the fourth and fifth anniversaries of their respective grant dates, and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date. On June 20, 2013, ARC granted 713,248 options to officers and certain employees of ARC.

At December 31, 2013, ARC had two million share options outstanding under this plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $22.12 per share. Compensation expense of $0.6 million has been recorded during the fourth quarter of 2013 ($1.9 million for the year ended December 31, 2013) compared to $0.2 million in the fourth quarter of 2012 ($1 million for the year ended December 31, 2012) and is included within G&A expenses. During 2013, $0.2 million of direct and incremental share option expenses were capitalized to PP&E (2012 - $0.2 million).

Deferred Share Unit Plan

ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of DSUs. Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board. For the three and twelve months ended December 31, 2013 G&A expenses of $0.9 million and $2.4 million were recorded in relation to the DSU Plan ($0.5 million and $1.7 million in 2012), respectively. The increase in DSU expense reflects the increase in ARC's share price during 2013 and the related increase in valuation of unexercised awards.

Interest and Financing Charges

Interest and financing charges decreased two per cent to $11.3 million in the fourth quarter of 2013 from $11.5 million in the fourth quarter of 2012. For the year ended December 31, 2013, interest and financing charges were $42.5 million as compared to $45.3 million in 2012, a decrease of six per cent. While the decrease in the fourth quarter of 2013 relative to the fourth quarter of 2012 is primarily related to lower average interest rates, the more significant decrease for the year ended December 31, 2013 as compared to December 31, 2012 is related to both a decrease in average interest rates as well as a lower average debt level held throughout 2013 as compared to 2012.

At December 31, 2013, ARC had $901.3 million of long-term debt outstanding, including a current portion of $42.1 million that is due for repayment within the next 12 months. Of the total debt balance, $795.4 million is fixed at a weighted average interest rate of 4.75 per cent, while the remaining $105.9 million incurs a floating interest rate based on market rates plus a current credit spread of 150 basis points. Approximately 82 per cent (US$693.8 million) of ARC’s debt outstanding is denominated in US dollars.

ARC Resources Ltd.	21

Foreign Exchange Gains and Losses

ARC recorded a foreign exchange loss of $24.8 million in the fourth quarter of 2013 compared to a loss of $8.3 million in the fourth quarter of 2012. The loss is primarily a result of the revaluation of ARC’s US dollar denominated debt outstanding from the period of September 30, 2013 to December 31, 2013 and reflects the change in value of the US dollar relative to the Canadian dollar from $1.0285 to $1.0636.

For the year ended December 31, 2013, ARC recorded a foreign exchange loss of $49.2 million compared to a gain of $7.3 million for the same period in the prior year. The loss also reflects the increase in the value of the US dollar relative to the Canadian dollar from $0.9949 at December 31, 2012 to $1.0636 at December 31, 2013 and its impact on the value of ARC's US dollar denominated debt.

Table 21 shows the various components of foreign exchange gains and losses:

Table 21

	Three Months Ended			Twelve Months Ended
	December 31			December 31
Foreign Exchange Gains and Losses ($ millions)	2013	2012	% Change	2013	2012	% Change
Unrealized gain (loss) on US denominated debt	(24.8)	(8.3)	(199)	(48.9)	8.2	(696)
Realized gain (loss) on US denominated transactions	—	—	—	(0.3)	(0.9)	(67)
Total foreign exchange gain (loss)	(24.8)	(8.3)	(199)	(49.2)	7.3	(774)

Taxes

ARC recorded a current income tax recovery of $6.4 million in the fourth quarter of 2013 ($16.3 million expense for the full year) compared to an expense of $3.6 million in the fourth quarter of 2012 ($29.9 million for full year 2012). During the fourth quarter of 2013, deferred income tax expense of $15.1 million was recorded ($77.9 million for the year ended December 31, 2013 ) compared to an expense of $21.8 million in the fourth quarter of 2012 ($19.3 million for the year ended December 31, 2012).

With approval from the Canada Revenue Agency ("CRA"), ARC has changed the year-end of its wholly-owned partnership to be aligned with its corporate year-end in the current year. The change in current and deferred tax that is associated with this action has been reflected in the provision for income taxes for the three and twelve months ended December 31, 2013.

ARC's recovery of current income tax during the fourth quarter of 2013 reflects an increased amount of capital expenditures qualifying as exploration expenditures and consequently receiving accelerated deductions as compared to the same period of the prior year. For the year ended December 31, 2013, current tax expense decreased as compared to the prior year, primarily due to the acceleration of the deduction of certain capital expenditures incurred in the year as well as the recognition of certain investment tax credits in the filing of the 2012 income tax return and to be recognized in the filing of the 2013 income tax return.

ARC’s deferred tax expense for the year ended December 31, 2013 increased over 2012 primarily due to differences arising from the book basis of ARC’s PP&E relative to its tax basis. A net decrease in the ARO liability (as compared to a net increase in 2012) and unrealized gains on risk management contracts also contributed to the increase, which was partially offset by the elimination of the deferral of partnership income as a result of aligning the partnership year-end and an unrealized loss on foreign exchange relating to the US dollar denominated debt. The decrease in deferred tax expense for the fourth quarter of 2013 is related to a net increase in the ARO liability, an unrealized loss on risk management contracts, and an unrealized loss on foreign exchange relating to the US dollar denominated debt, partially offset by temporary differences arising from the book basis of ARC's PP&E relative to its tax basis.

ARC Resources Ltd.	22

The income tax pools (detailed in Table 22) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.

Table 22

Income Tax Pool Type ($ millions)	December 31, 2013	December 31, 2012	Annual Deductibility
Canadian oil and gas property expense (1)	718.2	826.0	10% declining balance
Canadian development expense (1)	862.5	875.8	30% declining balance
Canadian exploration expense (1)	—	22.9	100%
Undepreciated capital cost	740.0	595.8	Primarily 25% declining balance
Other	18.8	29.3	Various rates, 7% declining balance to 20%
Total federal tax pools	2,339.5	2,349.8
Additional Alberta tax pools	23.3	28.1	Various rates, 25% declining balance to 100%
(1)
The December 31, 2012 comparative tax pools presented above include a deferral of partnership income of $51.6 million inherent in the income tax calculation for the year ended December 31, 2012. That deferral, as available under Canadian income tax legislation utilized $118 million of the 2012 income tax pools shown in the table above. During the year ended December 31, 2013, ARC changed the year-end of its wholly-owned partnership to December 31, eliminating any deferral of partnership income.

DD&A Expense and Impairment Charges

ARC records DD&A expense on its PP&E over the individual useful lives of the assets employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its oil and natural gas assets, and a straight-line method for its corporate administrative assets. Assets in the E&E phase are not amortized. For the three and twelve months ended December 31, 2013, ARC recorded DD&A expense prior to any impairment charges of $157 million and $551.9 million as compared to $133.2 million and $518.1 million for three and twelve months ended December 31, 2012, respectively.

Impairment is recognized when the carrying value of an asset or group of assets exceeds its recoverable amount, defined as the higher of its value in use or fair value less cost to sell. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. There were no impairment charges or recoveries recorded in 2013. At June 30, 2012, an impairment charge of $53 million was recognized associated with assets located in the southern Alberta and southwest Saskatchewan area as a result of lower forward commodity pricing. As future commodity prices remain volatile, impairment charges or recoveries could be recorded in future periods.

A breakdown of DD&A expense is summarized in Table 23:

Table 23

	Three Months Ended			Twelve Months Ended
	December 31			December 31
DD&A Expense ($ millions, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Depletion of oil and gas assets	155.5	131.5	18	545.4	511.6	7
Depreciation of administrative assets	1.5	1.7	(12)	6.5	6.5	—
Impairment charges	—	—	—	—	53.0	100
Total DD&A expense and impairment charges	157.0	133.2	18	551.9	571.1	(3)
DD&A rate before impairment per boe	16.92	15.12	12	15.74	15.17	4
DD&A and impairment rate per boe	16.92	15.12	12	15.74	16.73	(6)

ARC Resources Ltd.	23

Capital Expenditures, Acquisitions and Dispositions

Capital expenditures, including land purchases and excluding property acquisitions and dispositions, totaled $211.2 million in the fourth quarter of 2013 as compared to $190.2 million during the fourth quarter of 2012. This total includes development and production additions to PP&E of $200.6 million ($179.5 million for the three months ended December 31, 2012) and additions to E&E assets of $10.6 million ($10.7 million for the three months ended December 31, 2012). PP&E expenditures include additions to oil and gas development and production assets and administrative assets. E&E expenditures include asset additions in areas that have been determined by management to be in the E&E stage.

A breakdown of capital expenditures and net acquisitions is shown in Table 24 and 24a:

Table 24

	Three Months Ended December 31
	2013			2012
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	0.2	6.4	6.6	—	4.2	4.2	57
Drilling and completions	9.1	131.8	140.9	5.6	123.5	129.1	9
Plant and facilities	1.3	57.5	58.8	1.2	47.2	48.4	21
Undeveloped land purchased at Crown land sales	—	3.5	3.5	3.9	1.8	5.7	(39)
Other	—	1.4	1.4	—	2.8	2.8	(50)
Total capital expenditures	10.6	200.6	211.2	10.7	179.5	190.2	11
Acquisitions (1)	8.6	3.8	12.4	—	2.1	2.1	490
Dispositions (2)	—	0.5	0.5	—	(0.3)	(0.3)	100
Total capital expenditures and net acquisitions and dispositions	19.2	204.9	224.1	10.7	181.3	192.0	17
(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures.

For the twelve months ended December 31, 2013, capital expenditures including land purchases and excluding property acquisitions and dispositions, totaled $874.2 million as compared to $608 million during the same period of 2012. This total includes development and production additions to PP&E of $859.2 million (2012 - $557.6 million) and additions to E&E assets of $15 million (2012 - $50.4 million).

In 2013, ARC disposed of certain non-core assets for proceeds of $89.8 million. This had the impact of reducing full year 2013 production by 900 boe per day (35 per cent of which were liquids).

Table 24a

	Twelve Months Ended December 31
	2013			2012
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	0.3	18.9	19.2	16.2	15.6	31.8	(40)
Drilling and completions	12.9	555.5	568.4	23.3	406.5	429.8	32
Plant and facilities	1.6	266.1	267.7	5.9	125.7	131.6	103
Undeveloped land purchased at Crown land sales	0.2	14.1	14.3	5.0	4.5	9.5	51
Other	—	4.6	4.6	—	5.3	5.3	(13)
Total capital expenditures	15.0	859.2	874.2	50.4	557.6	608.0	44
Acquisitions (1)	13.6	22.8	36.4	—	36.5	36.5	—
Dispositions (2)	—	(89.8)	(89.8)	—	(4.1)	(4.1)	100
Total capital expenditures and net acquisitions and dispositions	28.6	792.2	820.8	50.4	590.0	640.4	28
(1)	Value is net of post-closing adjustments.
(2)	Represents proceeds and adjustments to proceeds from divestitures.

ARC Resources Ltd.	24

ARC finances its capital expenditures with funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period. Further funding is obtained by contributions from DRIP, reduced funding required under the Stock Dividend Program, and debt. ARC financed 80 per cent of the $211.2 million fourth quarter capital program with funds from operations and contributions from DRIP and its Stock Dividend Program (75 per cent in the fourth quarter of 2012).

Table 25

	Three Months Ended December 31
	2013			2012
Source of Funding of Capital Expenditures and Net Dispositions and Acquisitions ($ millions)	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures
Expenditures	211.2	12.9	224.1	190.2	1.8	192.0
Funds from operations, net (%) (1)	64	—	60	58	—	57
Contributions from DRIP and Stock Dividend Program (%)	16	—	15	17	—	17
Debt (%)	20	100	25	25	100	26
Total (%)	100	100	100	100	100	100
(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period.

Table 25a

	Twelve Months Ended December 31
	2013			2012
Source of Funding of Capital Expenditures and Net Dispositions and Acquisitions ($ millions)	Capital Expenditures including Land Purchases	Net Dispositions	Total Expenditures	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures
Expenditures	874.2	(53.4)	820.8	608.0	32.4	640.4
Funds from operations, net (%) (1)	53	—	57	57	—	54
Contributions from DRIP and Stock Dividend Program (%)	15	—	16	19	—	18
Debt (%)	32	100	27	24	100	28
Total (%)	100	100	100	100	100	100
(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period.

Asset Retirement Obligations and Reclamation Fund

At December 31, 2013, ARC has recorded an ARO liability of $475.4 million ($532.9 million at December 31, 2012) for the future abandonment and reclamation of ARC’s properties. The estimated ARO liability includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of approximately 3.2 per cent (2.4 per cent at December 31, 2012).

ARC Resources Ltd.	25

Accretion charges of $12.5 million and $12.4 million for the twelve months ended December 31, 2013 and 2012, respectively, have been recognized in the statements of income to reflect the increase in the ARO liability associated with the passage of time.

Actual spending under ARC’s abandonment and reclamation program for the three and twelve months ended December 31, 2013 was $8 million and $18.5 million ($4.5 million and $11.9 million for 2012), respectively.

In 2005, ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property. Minimum contributions to this fund will be approximately $68 million in total over the next 42 years. The balance of this fund totaled $32.6 million at December 31, 2013, compared to $29.8 million at December 31, 2012. Under the terms of ARC’s investment policy, cash in the reclamation fund can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.

Capitalization, Financial Resources and Liquidity

A breakdown of ARC’s capital structure as at December 31, 2013 and December 31, 2012 is outlined in Table 26:

Table 26

Capital Structure and Liquidity ($ millions, except per cent and ratio amounts)	December 31, 2013	December 31, 2012
Long-term debt (1)	901.3	787.4
Working capital deficit (surplus) (2)	110.2	(41.8)
Net debt obligations (3)	1,011.5	745.6
Market value of common shares (4)	9,287.9	7,549.5
Total capitalization (3)	10,299.4	8,295.1
Net debt as a percentage of total capitalization	9.8	9.0
Net debt to annual funds from operations (3)	1.2	1.0
(1)	Includes a current portion of long-term debt of $42.1 million at December 31, 2013 and $39.7 million at December 31, 2012.
(2)
Working capital deficit (surplus) is calculated as current liabilities less current assets as they appear on the consolidated balance sheets (the "balance sheets"), and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.

(3)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
(4)	Calculated using the total common shares outstanding at December 31, 2013 multiplied by the closing share price of $29.57 at December 31, 2013 (closing share price of $24.44 at December 31, 2012).

At December 31, 2013, ARC had total available credit facilities of $2 billion with debt of $901.3 million currently drawn. After its $110.2 million working capital deficit, ARC has available credit of approximately $1 billion. ARC’s long-term debt balance includes a current portion of $42.1 million at December 31, 2013 ($39.7 million at December 31, 2012), reflecting principal payments that are due to be paid within the next 12 months. ARC intends to finance these obligations by drawing on its syndicated credit facility at the time the payments are due.

On October 10, 2013, ARC extended the maturity date of its $1 billion credit facility to October 10, 2017.

ARC Resources Ltd.	26

ARC’s debt agreements contain a number of covenants, all of which were met as at December 31, 2013. These agreements are available at www.sedar.com. ARC calculates its covenants four times annually. The major financial covenants are described below:

Table 27

Covenant description	Estimated Position at December 31, 2013 (1)
Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit and subordinated debt	0.2
(1)	Estimated position, subject to final approval.

ARC’s long-term strategy is to target net debt between one and 1.5 times funds from operations and under 20 per cent of total capitalization. This strategy has resulted in manageable debt levels to date and has positioned ARC to remain well within its debt covenants.

ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s average interest rate on its outstanding long-term notes is currently 4.75 per cent.

Shareholders’ Equity

On May 15, 2013 at the Annual and Special Meeting of Shareholders, ARC shareholders passed a special resolution in respect of ARC common shares such that ARC may issue common shares as payment of all or any portion of dividends declared on common shares (the "Stock Dividend Program").The Stock Dividend Program allows shareholders to accumulate additional common shares issued from treasury at an effective five per cent discount to the current market price.During the year ended December 31, 2013, 0.6 million common shares with a value of $14.7 million were issued pursuant to the Stock Dividend Program, at an average price of $25.97 per share.

Alternatively, shareholders may continue to elect to reinvest their cash dividends into additional common shares of ARC pursuant to the DRIP. Also on May 15, 2013, an amendment was passed to discontinue the optional common share purchase component of the DRIP. Participation in the Stock Dividend Program and DRIP is optional; shareholders who do not wish to participate in either plan continue to receive cash dividends.

Shareholders electing to reinvest dividends to acquire shares from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the year ended December 31, 2013, ARC raised proceeds of $115.9 million and issued 4.6 million common shares pursuant to the DRIP at an average price of $25.14 per share.

At December 31, 2013, there were 314.1 million shares outstanding, an increase of 5.2 million shares over the balance of shares issued at December 31, 2012. The increase was attributable to shares issued to participants in the DRIP and Stock Dividend Programs.

At December 31, 2013, ARC had two million share options outstanding under its Share Option Plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $22.12 per share. These options vest in equal parts on the fourth and fifth anniversaries of the grant date. The first vesting is expected to occur on March 24, 2015.

Dividends

In the fourth quarter of 2013, ARC declared dividends totaling $94 million ($0.30 per share) compared to $92.5 million ($0.30 per share) during the fourth quarter of 2012.

As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

●
To maintain a dividend policy that, in normal times, in the opinion of Management and the Board, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

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●
To maintain ARC’s financial flexibility, by reviewing ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC is focused on value creation, with the dividend being a key component of its business strategy. ARC believes that it is well positioned to sustain current dividend levels despite the volatile commodity price environment. ARC’s fourth quarter dividend payout ratio was 40 per cent of funds from operations (43 per cent of funds from operations for the year ended December 31, 2013), a level which ARC believes is reasonable given the current commodity price environment. Going forward, as ARC’s production grows, it is expected that the dividend payout ratio will naturally decline to a level that provides even greater financial flexibility. ARC’s business model is dynamic and dividend levels and capital spending are continually assessed in light of current and forecast market conditions. If a prolonged period of low commodity prices is experienced, ARC’s first response will be to defer certain growth capital. If additional measures become necessary, dividend levels will be reconsidered in order to preserve ARC’s strong financial position in the long-term.

The actual amount of future monthly dividends is proposed by Management and is subject to the approval and discretion of the Board. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP. In the case of shares issued via the Stock Dividend Program, dividends received are converted to a future capital gain to the recipient. Shareholders should consult their own tax advisors with respect to tax implications of dividends received in cash or via the DRIP or Stock Dividend Program in their particular circumstances.

On January 16, 2014, ARC confirmed that a dividend of $0.10 per common share designated as an eligible dividend will be paid on February 18, 2014 to shareholders of record on January 31, 2014. The ex-dividend date is January 29, 2014.

Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2014.

Environmental Initiatives Impacting ARC

There are no new material environmental initiatives impacting ARC at this time.

Contractual Obligations and Commitments

ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 28:

Table 28

	Payments Due by Period
Contractual Obligations and Commitments ($ millions)	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	42.1	91.7	209.5	558.0	901.3
Interest payments (2)	36.8	65.6	55.5	75.0	232.9
Reclamation fund contributions (3)	3.7	6.7	6.2	51.3	67.9
Purchase commitments	32.1	29.4	17.5	12.7	91.7
Transportation commitments	51.3	79.9	54.5	99.0	284.7
Operating leases	15.3	28.5	26.7	69.6	140.1
Risk management contract premiums (4)	3.0	5.1	2.3	—	10.4
Total contractual obligations and commitments	184.3	306.9	372.2	865.6	1,729.0
(1)	Long-term and current portion of long-term debt.
(2)	Fixed interest payments on senior notes.
(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.
(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.

In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 15 "Financial Instruments and Market Risk Management" of the financial statements). As the

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premiums are related to the underlying risk management contract, they have been recorded at fair market value at December 31, 2013 on the balance sheet as part of risk management contracts.

ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital expenditures in a future period. ARC’s 2014 capital budget of $915 million has been approved by the Board.

ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material impact on ARC’s financial position or results of operations and therefore Table 28 does not include any commitments for outstanding litigation and claims.

Off-Balance Sheet Arrangements

ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 28), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of December 31, 2013.

Critical Accounting Estimates

ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.

ARC’s financial and operating results incorporate certain estimates including:

●	estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

●	estimated capital expenditures on projects that are in progress;

●	estimated DD&A charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

●
estimated fair values of financial instruments that are subject to fluctuation depending upon the underlying commodity prices, foreign exchange rates and interest rates, volatility curves and the risk of non-performance;

●	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

●	estimated future recoverable value of PP&E and goodwill and any associated impairment charges or recoveries; and

●
estimated compensation expense under ARC’s share-based compensation plans including the PSU Plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 5 “Management Judgments and Estimation Uncertainty” in the audited consolidated financial statements for the years ended December 31, 2013 and 2012.

ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.

ASSESSMENT OF BUSINESS RISKS

The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

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Volatility of Oil and Natural Gas Prices

ARC’s operational results and financial condition, and therefore the amount of capital expenditures and future dividend payments made to shareholders, are dependent on the prices received for oil and natural gas production. Differentials on Canadian crude oil have shown significant volatility throughout 2013 and 2012 due to pipeline and infrastructure constraints. There are numerous projects proposed to alleviate pipeline bottlenecks in the United States, expand refinery capacity and expand or build new pipelines in Canada and the United States to source new markets, many of which are in the regulatory application phase. There can be no assurance that such regulatory approvals will be secured on a timely basis or at all. Decreasing natural gas prices will affect ARC’s cash flow, impacting ARC’s level of capital expenditures and may result in the shut-in of certain natural gas properties. Any movement in oil and natural gas prices will have an effect on ARC’s ability to continue with its capital expenditure program and its ability to pay dividends. Future declines in oil and natural gas prices may result in future declines in, or elimination of, any future dividends. Oil and natural gas prices are determined by economic and, in some circumstances, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, it may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.

Refinancing and Debt Service

ARC currently has a $1 billion financial covenant-based syndicated credit facility with 12 banks. At the request of ARC, the lenders will review the credit facility each year and determine if they will extend for another year. In the event that the facility is not extended before October 10, 2017, indebtedness under the facility will become repayable at that date. There is also a risk that the credit facility will not be renewed for the same amount or on the same terms. Any of these events could affect ARC’s ability to fund ongoing operations and make future dividend payments.

ARC currently has $795.4 million of long-term, fixed interest rate debt outstanding which requires principal repayments in 2014 through 2024. ARC intends to fund these principal repayments with existing credit facilities. In the event ARC is unable to fund future principal repayments it may impact ARC’s ability to fund its ongoing operations and make future dividend payments.

ARC is required to comply with covenants under the credit facility. In the event that ARC does not comply with covenants under the credit facility, ARC’s access to capital could be restricted or repayment could be required. ARC routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans and/or dividend policy to comply with covenants under the credit facility. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on such assets of ARC or sell the working interests.

Operational Matters

The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of ARC and possible liability to third parties. ARC maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce dividend payments to shareholders.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Approximately 11 per cent of ARC’s production is operated by third parties. ARC has limited ability to influence costs on partner operated properties. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, ARC’s revenue from such property may be reduced. Payments from production generally flow through the operator and there is a risk of delayed payment, or non-payment and additional expense in recovering such revenues if the operator becomes insolvent. To mitigate this risk, all significant non-operated production is taken in kind and marketed by ARC. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ARC to certain properties. A reduction of future dividend payments to shareholders could result under such circumstances.

Reserves and Resources Estimates

The reserves and recovery information contained in ARC’s independent reserves evaluation is only an estimate. The

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actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves report was prepared using certain commodity price assumptions. If lower prices for crude oil, natural gas, condensate and NGLs are realized by ARC and substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for ARC’s reserves as well as the amount of ARC’s reserves would be reduced and the reduction could be significant.

Depletion of Reserves and Maintenance of Dividend

ARC’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC’s success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, ARC’s reserves and production will decline over time as the oil and natural gas reserves are produced out. There can be no assurance that ARC will make sufficient capital expenditures to maintain production at current levels nor, as a consequence, that the amount of dividends by ARC to shareholders can be maintained at current levels. There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet ARC’s investment objectives.

Counterparty Risk

ARC assumes customer credit risk associated with oil and gas sales, financial hedging transactions and joint venture participants. In the event that ARC’s counterparties default on payments to ARC, cash flows will be impacted and dividend payments to shareholders may be impacted. ARC has established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. A diversified sales customer base is maintained and exposure to individual entities is reviewed on a regular basis.

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in an increase in the amount ARC pays to service debt. World oil prices are quoted in US dollars and the price received by Canadian producers is therefore affected by the Canadian/US dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact ARC’s net production revenue. Volatility in interest rates and the Canadian dollar may affect future cash flow from operations and reduce funds available for both dividends and capital expenditures. ARC may initiate certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. An increase in Canadian/US exchange rates may impact future dividend payments to shareholders and the value of ARC’s reserves as determined by independent evaluators.

Changes in Income Tax Legislation

In the future, income tax laws or other laws may be changed or interpreted in a manner that adversely affects ARC or its shareholders. Tax authorities having jurisdiction over ARC or its shareholders may disagree with how ARC calculates its income for tax purposes to the detriment of ARC and its shareholders.

Changes in Government Royalty Legislation

Provincial programs related to the oil and natural gas industry may change in a manner that adversely impacts shareholders. ARC currently operates in British Columbia, Alberta, Saskatchewan and Manitoba, all of which have different royalty programs that could be revised at any time. Future amendments to royalty programs in any of ARC’s operating jurisdictions could result in reduced cash flow and reduced dividend payments to shareholders.

Acquisitions

The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of Management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas and NGLs, future prices of oil, natural gas and NGLs, and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, Management and ARC. In particular, changes in the prices of and markets for oil, natural gas and NGLs from those anticipated at the time of making such assessments will affect the amount of future dividends and the value of the shares. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flow and dividends to shareholders.

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Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations to ARC. Furthermore, Management believes the federal government appears to favor new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which ARC cannot meet. Financial penalties or charges could be incurred as a result of the failure to meet such targets. In particular there is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.

The use of fracture stimulations has been ongoing safely in an environmentally responsible manner in western Canada for decades. With the increase in the use of fracture stimulations in horizontal wells there is increased communication between the oil and natural gas industry and a wider variety of stakeholders regarding the responsible use of this technology. This increased attention to fracture stimulations may result in increased regulation or changes of law which may make the conduct of ARC’s business more expensive or prevent ARC from conducting its business as currently conducted. ARC focuses on conducting transparent, safe and responsible operations in the communities in which its people live and work.

PROJECT RISKS

ARC manages a variety of small and large projects and plans to spend $915 million on capital projects throughout 2014. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. ARC's ability to execute projects and market oil and natural gas depends upon numerous factors beyond its control, including:

●	availability of processing capacity;

●	availability and proximity of pipeline capacity;

●	availability of storage capacity;

●	supply of and demand for oil and natural gas;

●	availability of alternative fuel sources;

●	effects of inclement weather;

●	availability of drilling and related equipment;

●	unexpected cost increases;

●	accidental events;

●	changes in regulations; and

●	availability and productivity of skilled labour.

Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.

Disclosure Controls and Procedures

As of December 31, 2013, an internal evaluation was carried out of the effectiveness of ARC’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that ARC files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by ARC in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to ARC’s Management, including the senior

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executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of ARC’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that ARC’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of ARC’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, as reflected in their report for 2013. No changes were made to ARC’s internal control over financial reporting during the year ending December 31, 2013, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

FINANCIAL REPORTING UPDATE

Changes in Accounting Policies

As of January 1, 2013, the Company adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Company's financial statements follows below:

●
IFRS 10 "Consolidated Financial Statements" supersedes IAS 27 "Consolidation and Separate Financial Statements" and SIC-12 "Consolidation – Special Purpose Entities." This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

●
IFRS 11 "Joint Arrangements" divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

●
IFRS 12 "Disclosure of Interests in Other Entities" combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The retrospective adoption of the annual disclosure requirements of this standard does not have a material impact on ARC's annual financial statements.

●
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on ARC’s consolidated balance sheets to reflect an appropriate amount of risk of non-performance by ARC. The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The prospective adoption of this standard does not have a material impact on ARC's financial statements.

●
IAS 19 "Employee Benefits" has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

●	IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

●
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

●
The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of

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these amendments does not have any impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

Future Accounting Policy Changes

In May 2013, the IASB issued amendments to IAS 36 "Impairment of Assets" which reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments are required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. These amendments will be applied by ARC on January 1, 2014 and the adoption will only impact ARC's disclosures in the notes to the financial statements in periods when an impairment loss or impairment reversal is recognized.

In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 will be applied by ARC on January 1, 2014 and the adoption may have an impact on ARC’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." ARC is currently assessing and quantifying the effect on its financial statements.

The IASB has undertaken a three-phase project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9 "Financial Instruments." In November 2009, the IASB issued the first phase of IFRS 9, which details the classification and measurement requirements for financial assets. Requirements for financial liabilities were added to the standard in October 2010. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

In November 2013, the IASB issued the third phase of IFRS 9 which details the new general hedge accounting model. Hedge accounting remains optional and the new model is intended to allow reporters to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. ARC does not employ hedge accounting for its risk management contracts currently in place. In July 2013, the IASB deferred the mandatory effective date of IFRS 9 and has left this date open pending the finalization of the impairment and classification and measurement requirements. IFRS 9 is still available for early adoption. The full impact of the standard on ARC's financial statements will not be known until the project is complete.

Non-GAAP Measures

Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as operating netbacks (“netbacks”), operating income, finding, development and acquisition costs, net asset value, and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.

Additional GAAP Measures

Funds from Operations
Funds from operations does not have a standardized meaning prescribed by GAAP. The term “funds from operations” is defined as net income excluding the impact of non-cash DD&A and impairment charges, accretion of ARO, E&E expense, deferred tax expense and recovery, unrealized gains and losses on risk management contracts, unrealized gains and losses on short-term investments, non-cash lease inducement charges, share option expense, unrealized gains and losses on foreign exchange, and gains on disposal of petroleum and natural gas properties, and is further adjusted to include the portion of unrealized gains and losses on risk management contracts settled annually that relate to current period production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income.

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Net Debt
Net debt does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital surplus or deficit. Working capital surplus or deficit is calculated as current liabilities less current assets as they appear on the balance sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.

Total Capitalization
Total capitalization does not have a standardized meaning prescribed by GAAP. Total capitalization is defined as total shares outstanding multiplied by the closing share price on the Toronto Stock Exchange plus net debt outstanding. Total capitalization is used by ARC in analyzing its balance sheet strength and liquidity.

Forward-looking Information and Statements

This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources Ltd.," ARC’s view of future crude oil, natural gas, condensate and NGLs pricing under the heading “Economic Environment,” ARC’s guidance for 2014 under the heading “2013 Annual Guidance and Financial Highlights,” ARC's views on oil differentials under the heading "Commodity Prices Prior to Hedging," ARC’s intentions in the future regarding hedging under the heading “Risk Management,” ARC’s view as to the increased transportation costs under the heading “Operating Expenses,” the estimated future payments under the RSU and PSU Plan under the heading “Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan,” the information relating to the 2014 capital program under the heading “Capital Expenditures, Acquisitions and Dispositions,” the financing information relating to raising capital under the heading "Capitalization, Financial Resources and Liquidity," ARC's belief in relation to maintaining current dividend levels under the heading "Dividends," ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments,” and a number of other matters, including the amount of future asset retirement obligations, future liquidity and financial capacity, future results from operations and operating metrics, future costs, expenses and royalty rates, future interest costs, and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.

The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).

The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd.	35

ANNUAL HISTORICAL REVIEW
For the year ended December 31
($ millions, except per share amounts) (1)	2013	2012	2011	2010	2009
FINANCIAL
Sales of crude oil, natural gas, condensate and NGLs	1,624.3	1,389.4	1,438.2	1,213.7	978.2
Per share (2)	5.21	4.67	5.02	4.67	4.20
Per share, diluted (2)	5.21	4.67	5.02	4.59	4.16
Funds from operations (3)	861.8	719.8	844.3	667.0	497.4
Per share (2)	2.77	2.42	2.95	2.57	2.13
Per share, diluted (2)	2.76	2.42	2.95	2.52	2.11
Net income	240.7	139.2	287.0	212.2	225.1
Per share (2)	0.77	0.47	1.00	0.82	0.97
Per share, diluted (2)	0.77	0.47	1.00	0.80	0.96
Operating income (4)	223.9	163.2	293.5	235.6	181.2
Per share (2)	0.72	0.55	1.02	0.91	0.78
Per share, diluted (2)	0.72	0.55	1.02	0.88	0.77
Dividends declared	374.0	357.4	344.0	313.5	298.5
Per share (2)	1.20	1.20	1.20	1.20	1.28
Total assets	5,736.0	5,627.1	5,323.9	5,060.1	3,914.5
Total liabilities	2,339.9	2,230.4	2,162.1	1,947.7	1,540.1
Net debt outstanding (3)	1,011.5	745.6	909.7	871.0	902.4
Weighted average shares outstanding	311.5	297.2	286.6	259.9	233.0
Weighted average shares outstanding, diluted	311.9	297.2	286.6	264.2	235.4
Shares outstanding, end of period	314.1	308.9	288.9	284.4	239.0
CAPITAL EXPENDITURES
Geological and geophysical	19.2	31.8	25.9	16.0	13.7
Drilling and completions	568.4	429.8	456.5	358.5	214.3
Plant and facilities	267.7	131.6	165.1	131.4	110.0
Land	14.3	9.5	74.9	60.9	7.0
Other	4.6	5.3	3.6	24.1	14.6
Total capital expenditures	874.2	608.0	726.0	590.9	359.6
Property acquisitions (dispositions), net	(53.4)	32.4	(111.3)	5.0	(20.5)
Corporate acquisitions	—	—	—	652.1	178.9
Total capital expenditures and net acquisitions	820.8	640.4	614.7	1,248.0	518.0
OPERATING
Production
Crude oil (bbl/d)	32,784	31,454	27,158	27,341	27,509
Condensate (bbl/d)	2,251	2,217	2,052	1,617	1,303
Natural gas (mmcf/d)	349.4	342.9	310.6	254.2	194
NGLs (bbl/d)	2,811	2,728	2,444	2,628	2,386
Total (boe/d)	96,087	93,546	83,416	73,954	63,538
Average realized prices, prior to hedging
Crude oil ($/bbl)	88.90	82.03	89.51	73.85	62.24
Condensate ($/bbl)	94.13	92.63	96.07	77.40	64.63
Natural gas ($/mcf)	3.45	2.62	3.83	4.21	4.18
NGLs ($/bbl)	36.25	38.11	47.53	39.57	27.57
Oil equivalent ($/boe)	46.31	40.50	47.15	44.88	42.07
RESERVES (company gross) (5)
Proved plus probable reserves
Crude oil and NGLs (mbbl)	194,064	185,548	170,153	165,963	152,834
Natural gas (bcf)	2,638.8	2,528.6	2,413.3	1,914.9	1,342.3
Total (mboe)	633,864	606,982	572,374	485,121	376,543
TRADING STATISTICS ($, based on intra-day trading)
High	29.95	26.25	28.67	26.04	21.89
Low	23.12	18.36	19.40	18.77	11.73
Close	29.57	24.44	25.10	25.41	19.94
Average daily volume (thousands)	1,064	1,356	1,251	1,197	1,057
(1)
The financial information above that has been derived from ARC's financial statements has been prepared under IFRS for 2010 through 2013. Information for 2009 has been prepared under previous Canadian GAAP.

(2)
Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares outstanding during the period. For 2009, prior to ARC's conversion from a trust to a corporation, the term per share can be interpreted as per unit.

(3)	Additional GAAP measure which may not be comparable to similar additional GAAP measure used by other entities. Refer to the section entitled "Additional GAAP Measures" contained within this MD&A.
(4)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.
(5)	Company gross reserves are the gross interest reserves prior to the deduction of royalty burdens.

ARC Resources Ltd.	36

QUARTERLY HISTORICAL REVIEW
($ millions, except per share amounts)	2013				2012
FINANCIAL	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales of crude oil, natural gas, condensate, NGLs and other income	425.0	417.4	403.4	378.5	375.4	329.9	317.8	366.3
Per share (1)	1.36	1.34	1.30	1.22	1.22	1.10	1.09	1.27
Per share, diluted (1)	1.35	1.34	1.30	1.22	1.22	1.10	1.09	1.27
Funds from operations (2)	237.8	220.4	201.2	202.4	208.4	164.9	165.8	180.7
Per share (1)	0.76	0.71	0.65	0.65	0.68	0.55	0.57	0.62
Per share, diluted (1)	0.76	0.71	0.65	0.65	0.68	0.55	0.57	0.62
Net income (loss)	13.6	86.9	93.3	46.9	84.5	(24.3)	38.1	40.9
Per share (1)	0.04	0.28	0.30	0.15	0.27	(0.08)	0.13	0.14
Per share, diluted (1)	0.04	0.28	0.30	0.15	0.27	(0.08)	0.13	0.14
Operating income (3)	49.1	73.3	53.9	47.6	59.1	26.6	30.5	46.9
Per share (1)	0.16	0.23	0.17	0.15	0.19	0.09	0.10	0.16
Per share, diluted (1)	0.16	0.23	0.17	0.15	0.19	0.09	0.10	0.16
Dividends declared	94.0	93.7	93.4	92.9	92.5	90.6	87.3	87.0
Per share (1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	5,736.0	5,599.2	5,548.1	5,612.7	5,627.1	5,578.8	5,369.1	5,361.0
Total liabilities	2,339.9	2,156.6	2,132.6	2,229.9	2,230.4	2,207.0	2,247.1	2,218.3
Net debt outstanding (2)	1,011.5	936.5	883.7	855.1	745.6	691.0	996.0	991.5
Weighted average shares outstanding	313.5	312.2	310.9	309.6	308.2	299.7	290.8	289.5
Weighted average shares outstanding, diluted	313.9	312.5	311.2	309.8	308.4	299.9	290.8	289.5
Shares outstanding, end of period	314.1	312.8	311.5	310.2	308.9	307.5	291.5	290.1
CAPITAL EXPENDITURES
Geological and geophysical	6.6	4.5	3.1	5.0	4.2	5.1	5.6	16.9
Drilling and completions	140.9	179.2	106.7	141.6	129.1	98.2	64.2	138.3
Plant and facilities	58.8	65.6	59.8	83.5	48.4	28.1	26.9	28.3
Land	3.5	8.9	0.7	1.2	5.7	1.0	0.5	2.3
Other	1.4	1.0	1.1	1.1	2.8	0.7	0.7	1.1
Total capital expenditures	211.2	259.2	171.4	232.4	190.2	133.1	97.9	186.9
Property acquisitions (dispositions), net	12.9	(41.0)	(25.8)	0.5	1.8	7.5	4.2	18.9
Total capital expenditures and net acquisitions and dispositions	224.1	218.2	145.6	232.9	192.0	140.6	102.1	205.8
OPERATING
Production
Crude oil (bbl/d)	35,542	31,438	31,635	32,505	32,938	30,732	30,831	31,305
Condensate (bbl/d)	2,580	2,235	2,150	2,032	1,767	2,325	2,381	2,399
Natural gas (mmcf/d)	359.4	348.9	340.8	348.6	348.2	323.2	347.2	353.0
NGLs (bbl/d)	2,868	2,687	2,859	2,831	2,978	2,587	2,913	2,432
Total (boe/d)	100,883	94,515	93,436	95,472	95,725	89,511	93,997	94,970
Average realized prices, prior to hedging
Crude oil ($/bbl)	82.85	101.43	89.18	83.00	80.50	81.43	78.98	87.24
Condensate ($/bbl)	88.72	96.70	91.08	101.53	86.70	87.65	94.60	99.96
Natural gas ($/mcf)	3.61	2.94	3.89	3.37	3.32	2.45	2.03	2.67
NGLs ($/bbl)	41.47	36.80	29.25	37.48	36.13	31.05	41.17	44.46
Oil equivalent ($/boe)	45.51	47.94	47.36	43.84	42.49	39.99	37.09	42.35
TRADING STATISTICS
($, based on intra-day trading)
High	29.95	28.65	28.90	27.64	26.00	26.25	23.28	25.72
Low	25.68	24.71	25.73	23.12	22.32	21.50	18.36	22.53
Close	29.57	26.27	27.53	26.84	24.44	23.90	22.90	22.90
Average daily volume (thousands)	1,030	1,004	1,074	1,151	1,146	1,282	1,704	1,355
(1)
Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares outstanding during the period.

(2)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
(3)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

ARC Resources Ltd.	37